Exhibit (a)(11)

Email sent to MapInfo employees on April 3, 2007 by Kurt Hasbrouck, Managing Director, Operations:

Dear Associates,

Here is a link Link to all of the Pitney Bowes information and documents that the communications team has put together to date. Included in this posting are:

NEW as of April 3, 2007…Follow-up tender offer information based on recent questions submitted.

Summary of instructions on how to complete and submit the tender offer materials if you intend to tender your shares. This summary was posted on March 29, 2007 by Jason Joseph and is intended to respond to questions raised by a number of associates who received the tender offer materials but were not clear on how to properly complete the forms. Also attached is a copy of IRS Form W-8BEN (Certificate of Foreign Status), that all non-US associates tendering shares will need to complete and submit with the other materials in order to avoid unnecessary withholding taxes. For optionholders, there is also a brief summary on options in the instruction sheet.

Most recent FAQs that were posted on March 23, 2007 by Kurt Hasbrouck. No changes have been made since then. Be sure to click “Read only” when prompted to open the document. The communications team is continuing to work with Pitney Bowes to obtain answers to other questions that have been submitted. If you do not see an answer to a question you have previously submitted, please be patient as we will continue to update the FAQ as more information becomes available. You will be notified via email each time the FAQ is updated and re-posted.

For associates in our London office (GDC), the new document contained in the link is not applicable to you, unless you own shares of MapInfo stock. If that is the case, please let me know so I can send you the summary directly (since you cannot yet access the Bulletin Board).

As previously stated, any new questions should be directed to PBquestions@mapinfo.com.

Follow-Up Q&A

Tender Offer Instructions

If associates accept the offer received from E*Trade to tender ESPP shares, how will payment be received for those shares?

•	After the merger is closed, payment will be deposited into your E*Trade account. You will be able to withdraw the cash by requesting a check or wire transfer.

For associates in foreign geographies, does E*Trade require a W-8BEN on file for proceeds received from this tender offer?

•

If you are a foreign associate and have ESPP shares on deposit at E*Trade that you wish to tender, you will need to have a valid W-8BEN (Certificate of Foreign Status) on file with them. When you initially set up your account with E*Trade, you would have completed a W8-BEN which must be updated every 3 years. You can check to see if you have a current W8-BEN on file with E*Trade by going to www.etrade.com/certify. This will send you to a login page and you will log into your account. You will then receive a message either stating that your W8-BEN is on file and up to date—or they will direct you how to complete another one on line.

I responded to the offer to tender the ESPP shares I have in my E*Trade account, but that number did not include the shares that will be purchased in this current shortened offering that are not yet in my account. How will I tender those shares?

•	Since those shares will be deposited prior to the closing of the tender offer, E*Trade will send you an additional tender offer for those shares.

What will happen to associate E*Trade accounts after the merger closes?

•

Your stock plan account will be closed. You may continue to use your retail trading account for other stock trading. You should be aware that once your stock plan account is closed, there is a $40.00 per quarter fee to keep your retail trading account open; however, the fee is waived for several actions such as 3 trades per quarter, making one bill-pay per quarter, etc. If you wish to close this account, you may do so when you withdraw your funds from the tender offer.